March 24, 2014

United States Securities & Exchange Commission
Attn:  Jarret Torno
Washington D.C.  20549

Re:          E-Waste Systems, Inc.
Items 4.01 Form  8-K
Filed March 7, 2014
Item 4.01 and 4.02 Form 8-K
Filed March 7, 2014
File No. 000-54657

Dear Mr. Torno:

We are in receipt of your comment letter dated March 12, 2014 and would like to respond to those comments in the same format as they were presented to us in the comment letter.  The responses to your comments are based on information received from our auditors and the entire management team of E-Waste Systems, Inc.  The company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Item 4.01 Form 8-K Filed March 7, 2014

Item 4.01 Changes o Registrant’s Certifying Accountant

1.
We note your disclosure in the Form 8-K that other than transition matters, you and your prior auditors, MaloneBailey, LLP have agreed that you shall engage RBSM as your auditor for your fiscal year ending December 31, 2013 and thereafter.  This statement appears to suggest that you and your former accountant, MaloneBailey, may not agree in some respects related to either transition matters or to your engagement of RBSM.  Please revise your disclosure to clarify this matter and to disclose the specific matters on which you and MaloneBailey do not agree.

In response to the comment, the Company’s answer is:    Your comment indicates you have misunderstood what occurred. The Company independently and without any comment or input from the prior auditors agreed to engage RBSM as auditor for the fiscal year ending December 31, 2013.  MaloneBailey has not expressed to the Company any reservations about transition matters or the Company’s engagement of RBSM.

OTCQB:  EWSI ■101 First St #493, Los Altos, CA  94022 ■   www.ewastesystems.com ■ 145-157 St John St, London EC1V 4LB

United States Securities & Exchange Commission
Attn:  Jarret Torno
March 24, 2014

2.
We note from your other Item 4.01 Form 8-K filed on March 7, 2014, reporting the resignation on March 1, 2014 of your former accountant MaloneBailey, LLP that MaloneBailey resigned due to a disagreement regarding your accounting for certain lease agreements entered into with Chinese Companies in 2013 which, in MaloneBailey’s opinion appeared to lack substance and did not warrant you to account for the gross revenues and expenses of these China based companies.  If you file separate amendments for your Item 4.01 8-K disclosures regarding the resignation of MaloneBailey and your Item 4.01 8-K disclosures regarding the engagement of RBSM, please indicate in the amendment describing the engagement of RBSM that MaloneBailey resigned, describe the nature of MaloneBailey’s disagreement with your accounting and state whether you have authorized MaloneBailey to respond fully to the inquiries of RBSM concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation  thereon and the reason therefor.

In response to the comment, the Company’s response is:  MaloneBailey, after limited initial review of the transactions in question and conversations a single management  representative,  made a determination that it believed the transactions lacked substance. The Company disagreed and continues to disagree with that conclusion. MaloneBailey has been authorized to fully respond to the inquiries of RBSM concerning the subject matter of such disagreement without limitation.

3.
We note your disclosure that during your two most recent fiscal years or any subsequent interim, you have not consulted with the entity of RBSM regarding the application of accounting principles, either completed or proposed, or the type of aqudit opinion that might be rendered on your financial statements nor did the entity of RBSM provide advice to you, either written  or oral, that was an important factor considered by you in reaching a decision as to the accounting, auditing or financial reporting issue.  You also disclose that during your two most recent fiscal years or subsequent interim period you have not consulted the entity of RBSM on any matter that was the subject of a disagreement or a reportable event.  It is unclear what you mean by phrase “the entity of RBSM.”  Please explain and confirm to us, if true, that you have not separately consulted with any member or employee of RBSM or the firm RBSM on any of the matters contemplated by Item 304(a)(2) of Regulation S-K.

In response to the comment, the Company’s response is: The Company has not consulted with the firm of RBSM or any member or employee of RBSM regarding the application of accounting principles, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements nor did RBSM or any member or employee provide written or oral advice to the Company that was a factor considered in reaching a decision as to the accounting, auditing or financial issue. In addition, the Company, in the two most recent fiscal years or any subsequent interim period, has not consulted with RBSM or any member or employee on any matter that was the subject of a disagreement or reportable event.  Finally, this is to confirm that neither the Company nor anyone acting on its behalf has not separately consulted with RBSM or any member or employee thereof on any matters contemplated by Item 304 (a) (2) of Regulation S-K.

OTCQB:  EWSI ■101 First St #493, Los Altos, CA  94022 ■   www.ewastesystems.com ■ 145-157 St John St, London EC1V 4LB

United States Securities & Exchange Commission
Attn:  Jarret Torno
March 24, 2014

4.
We note your disclosure  in paragraph © under Item 4.01 that your Board of Directors approved the engagement of RBSM as financial consultants to audit your consolidated balance sheets as of December 31, 2013 and 2012 and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years ehtn ended.  Please confirm to us that RBSM will in fact re-audit the year ended December 31, 2012 or revise your disclosure as appropriate.  In addition, it appears you should eliminate the disclosure “Based on our audits, we will issue a written report….” As you will not be auditing your own financial statements and this disclosure may be confusing to your investors.  Alternatively, you may revise the second sentence so that it accurately conveys who will issue reports on your financial statements.

In response to the comment, the Company’s response is:  None of the transactions in question raised by MaloneBailey occurred prior to December 31, 2012. As such, there would be no reason for RBSM to re-audit and the Company will revise the disclosure as requested. We will clarify and revise the disclosure “Based upon our audits, we will issue a written report…” as requested.

5.
 We note your disclosure that your former accountant, MaloneBaliley, LLP, resigned on March 1, 2014 due to a disagreement regarding your accounting for certain lease agreements entered into with Chinese companies in 2013, which in MaloneBailey’s opinion appeared to lack substance and did not warrant you to account for the gross revenues and expenses of these China based companies.  We note that you have not provided all of the disclosures required by Item 304 (a)(l)(iv) regarding this disagreement.  Please revise your disclosure to state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of this disagreement with the former accountant.  In this regard, you currently disclose that there were discussions between representatives of the Company and MaloneBailey, but you have not stated the role of those representatives of the Company.  Please also state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning this disagreement and, if not, describe the nature of any limitation thereon and the reason therefore.

In response to the comment, the Company’s response is:  The discussion with the former accountant and the issues raised as to the substance of the transactions in question   was held by and between Cynthia Bitting, Counsel for the Company and MaloneBailey.  The Board of Directors did not discuss the subject matter of the disagreement with the former accountant.  The Company has authorized the former accountant to respond fully to the inquiries of the successor accountant as to the disagreement.

OTCQB:  EWSI ■101 First St #493, Los Altos, CA  94022 ■   www.ewastesystems.com ■ 145-157 St John St, London EC1V 4LB

United States Securities & Exchange Commission
Attn:  Jarret Torno
March 24, 2014

6.
We note that you requested MaloneBailey, LLP furnish you with a letter addressed to the Securities and Exchange Commission indicating whether it agrees with your statements; however, the letter from MaloneBailey, LLP you filed as Exhibit 16.1 to this Form 8-K is a letter addressed to you advising you of their resignation and does note satisfy the requirements of item 304(a)(3) of Regulation S-K.  Please amend your Form 8-K and file  as Exhibit 16 a letter from the former accountant addressed to the Commission stating whether it agrees with the statements you made in the amended Item 4.01 Form 8-K and, if not, stating the respects in which it does not agree.  If you have not obtained this letter from MaloneBailey by the time you file the amended Form 8-K, your response should explain to us in detail the communications you have had w3ith MaloneBailey regarding this letter and why you are having difficulty obtaining the letter.

In response to the comment, the Company’s response is:  The amended 8-K to be filed will include a letter as Exhibit 16 a letter from MaloneBailey addressed to the Commission stating his agreement with the statements made in the amended Item  4.01 Form 8-K  or , if not, the respects in which it disagrees.

7.
Please explain to us and revise the disclosure in your amended Form 8-K to better explain what you mean by yur disclosure in the fourth paragraph under Item 4.01 that you believe the conclusion reached by MaloneBailey, LLP was premature.  If you are trying to indicate that you believe your accounting is correct and therefore you and MaloneBailey have a disagreement over your accounting, you should clearly state that.

In response to the comment, the Company’s response is:  The disclosure in the amended 8-K will be modified to better explain why the Company believes the conclusion was reached by Malone Bailey was premature.  The Company believes the accounting was correct and that the conclusion reached by MaloneBailey was in fact made upon insufficient information and a misunderstanding as to statements made by the sole management person interviewed by the former accountant. The Company believes the disagreement was based on factual confusion not over accounting principles. That being said there was a disagreement..

Item 4.02 Non-Reliance on  Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

8.
You disclose within Item 4.01 that your prior independent accountant, MaloneBailey, LLP, advised you that in their opinion, the revenue and expenses related to certain lease agreements should not be recorded on a gross basis and this could have a material impact on your consolidated financial statements.  Please tell us and amend your filing to clearly provide all information required by Item 4.02(b) of Form 8-K.  In doing so, please state whether MaloneBailey LLP advised you that disclosure should be made or action taken to prevent future reliance on certain of your previously issued interim or annual financial statements, and specifically identify those financial statements.  If MaloneBailey LLP did not specifically address whether it is appropriate to continue to rely on certain of your previously issued interim or annual financial statements, you may need to contact MaloneBailey LLP to clarify this matter.

OTCQB:  EWSI ■101 First St #493, Los Altos, CA  94022 ■   www.ewastesystems.com ■ 145-157 St John St, London EC1V 4LB

United States Securities & Exchange Commission
Attn:  Jarret Torno
March 24, 2014

In response to the comment, the Company’s response is:  The 8-K will be amended as requested. However, Malone Bailey did not advise the Company that disclosure should be made or taken to prevent future reliance on certain of the previously issued interim or annual financial statements.  The discussions never advanced that far and began and ended with the conclusion advanced by the former accountant as to the substance of lease agreements.

The amended 8-K regarding this correspondence will be filed as soon as the former auditor has signed off on the wording that has been used in the document and provided a letter to the Commission that will be filed through Edgar, stating that fact.  We expect to receive that letter in the next day or two at the latest.

Sincerely,

/s/  Cynthia Bitting
       Cynthia Bitting
       Corporate Counsel
       For E-Waste Systems, Inc.

Email:  cbitting@alliedcos.com

OTCQB:  EWSI ■101 First St #493, Los Altos, CA  94022 ■   www.ewastesystems.com ■ 145-157 St John St, London EC1V 4LB